DANIEL H. LUCIANO

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ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND                                                                                                                 TELEPHONE   908-832-5546

NEW JERSEY BARS                                                                                                                        FACSIMILE   908-832-9601

February 9, 2016

Securities and Exchange Commission

Attn: Celeste M. Murphy

Washington, DC

Re: Arem Pacific Corporation

       Amendment No. 1 to Registration Statement

       Filed December 18, 2015

       File No. 333-207099

Dear Ms. Murphy:

On behalf of my client, Arem Pacific Corporation, a Delaware corporation (the “Company”), I are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2015 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated January 12, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Risk Factors, Page 9.

1. We note that the company’s principal executive office is located in Australia. It also appears that all of the company’s officers and directors are located in Australia. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company’s officers and directors and company assets located in foreign jurisdictions.

Response: Please see inserted risk factor text on page 14 of the Amendment.

Description of Business

Description of Centers, Page 31.

2. It has come to our attention that Green Palm Foot Heaven may be affiliated with Zen Oriental Holistic Health and Sensease. They appear to operate seventeen branches in Australia. Please advise on your relationship with Zen Oriental Holistic Health and Sensease and if you are affiliated provide a description of the business structure.

Arem Pacific Corporation

Securities and Exchange Commission

Response: The Company is not affiliated with Zen Oriental Holistic Health and Seasense. It has no business connection with such centers, other than, Mr. Xin Jin, our Vice President, is the owner of Zen Oriental Holistic Health and Seasense.  We do not share any resources with these other entities, and any reference to our centers in their web-site has been removed. In addition, the Company has expanded a risk factor regarding Mr. Jin on page 12 of the Amendment.

Employees, page 34.

3. Please clarify your disclosure as to the number of hours devoted by your officer and directors to the company.

Response: Please see inserted text on pages 46 and 47 of the Amendment.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 36.

4. We note your disclosure discussing the results for the fiscal years ended June 30, 2015 compared to June 30, 2014. However, the table appears to identify the results for the 2014 and 2013 years. Please advise or revise as appropriate.

Response: Please see revised dates on the table on page 42 of the Amendment.

5. We note your discussion of liquidity and capital resources covers the fiscal year 2014 and 2013. Please update the disclosure to include the most recently completed fiscal year.

Response: Please see the revised date on page 43 of the Amendment.

Liquidity and Capital Resources, pages 38 and 40.

6. We note your statements that you generate cash flow through operations which you believe will be sufficient to maintain your current level of operations for the next twelve months. However, you reported negative cash flows from operations in fiscal 2015. Additionally, you had negative working capital for all periods presented. Please delete references to cash flows generated from operations and revise to state if true, that your working capital deficit will be funded by Mr. Xin Jim per your disclosure on page F-10. –

Response: Please see revised text on pages 41 and 43 of the Amendment.

Independent Auditor’s Report, page F-3

7. Please ask your auditor to revise its report to state, if true, that it conducted its audit in accordance with PCAOB standards and conform its report accordingly. Refer to PCAOB AS # 1 and AU-C Section 700.

Arem Pacific Corporation

Securities and Exchange Commission

Response: Please see the revised audit report contained in the Amendment.

8. Additionally, in light of the Company’s working capital deficit and negative cash flows during each of the last two years, please ask your auditor how it considered the Company’s ability to continue as a going concern pursuant to AU Section 341.

Response: Please see attached response form the Company’s auditor.

Consolidated Statement of Changes in Stockholders’ Equity, page F-7

9. Per your disclosure on Item 15, it appears that most of your stock issuances were consideration for services rendered. If so, please revise your Statement of Changes in Stockholders’ Equity to separately caption shares issued for services and those issued for cash

Response: Please see revised text on in Consolidated Statement of Changes to Stockholders Equity on page 6 of the Financial Statements.

1.4 Going Concern Basis, page F-10

10. Please revise as follows:

File the Letter of Support from Mr. Xin Jin as a material contract since it serves as your going concern basis. Also confirm to us that it is a firm commitment, and not a letter of intent.

-Delete (iii) which states that the Group has been able to generate positive net cash flows for the past two years ended June 30, 2015 or advise us.

Response: - Please see Letter of Support from Mr. Xin Jin which is attached as Exhibit 10.3 to the Amendment. In addition, the Company believes the commitment from Mr. Jin is a firm commitment and not a letter of intent. This belief is supported by his actions to date which includes the loans that he has provided to the Company.

- We have deleted the reference text regarding positive cash flows.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano

Arem Pacific Corporation

Securities and Exchange Commission